

12500 West Creek Parkway
Richmond, VA 23238
Phone (804) 484-7700
FAX (804) 484-7701

NEWS RELEASE

FOR MORE INFORMATION, CONTACT: **John D. Austin**
Senior Vice President and Chief
Financial Officer
(804) 484-7753

PERFORMANCE FOOD GROUP REVIEWS
ANTICIPATED FOURTH QUARTER 2003 EARNINGS

RICHMOND, Va. - (Jan. 22, 2004) – Performance Food Group Company (Nasdaq/NM:PFGC) today announced that it expects earnings for the fourth quarter of 2003 to be in the range of $0.24 to $0.26 per share fully-diluted.

Several factors combined to affect the Company's fourth quarter results:

<u>Fresh-Cut Division</u>

- The Company's fresh-cut division was negatively impacted in December by approximately $1.3 million, or $0.03 per share, related to increases in raw product costs, net of price increases to customers. The Company reacted to market conditions by contracting for additional raw product at significantly higher costs to ensure continuity of supply in anticipation of continued higher costs and customer demand. The Company was able to pass along some, but not all, of these cost increases to the division's foodservice and retail customers. Subsequently in late December, raw product costs declined rapidly, which negatively impacted the Company's ability to recover these higher costs.
- Both retail and foodservice volumes declined in the last two weeks of December versus trends throughout the fourth quarter, which negatively impacted the Company by approximately $2.6 million, or $0.05 per share.
- While the fresh-cut division continued to be impacted during the quarter by production inefficiencies, the division did see some improvement in productivity in its tender leaf production lines during the quarter.

<u>Broadline Division</u>

- In the Company's broadline division, internal sales grew approximately 21% over the prior year quarter and the Company expected a strong December period due to the fact that 2003 was a 53 week fiscal year. Therefore the month of December was anticipated to represent a significant portion of the quarter's results. Actual results for December for the division were significantly below expectations, which impacted the Company by approximately $1.9 million, or $0.04 per share.

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- While certain of the Company's operating subsidiaries did not achieve their forecast for the month, the division was primarily impacted by the results of operations of Quality Foodservice. Quality has lost two of its regional sales groups to competitors and has seen erosion in gross margins as a result of competitive pressures. The Company has made significant management changes to address these issues and also expects to add a significant amount of multi-unit business at Quality in 2004.
- The broadline division was also negatively impacted by the devaluation in meat inventory by approximately $600,000, or $0.01 per share, primarily as a result of the discovery by the USDA of an incidence of mad cow disease in an isolated herd in Washington state. This also contributed to the Company's inability to pass along higher meat costs to customers, which had increased approximately 4.5% in the month of December prior to the mad cow announcement.
- The broadline division also recovered approximately $1.2 million, or $0.03 per share, associated with insurance proceeds related to the previously announced ammonia leak at the Company's Springfield Foodservice facility.

Customized Division

- In the Company's customized distribution division, operating results were negatively impacted by approximately $1.5 million, or $0.03 per share, by the driver labor dispute at the Company's facility in Elkton, Maryland. The Company incurred incremental costs in contracting with third parties to provide drivers at the facility during the dispute to ensure that the Company would be able to continue to provide uninterrupted service to its customers during one of their busiest seasonal periods.

All of the Company's divisions were also negatively impacted by increased estimated self-insurance costs, primarily related to workman's compensation and auto liability. Based on current actuarial trends for the first half of the policy year (which runs from June 2003 through June 2004) versus estimated claims expense, the Company is increasing its accrual by approximately $2.5 million, or $0.05 per share, in the fourth quarter. While the Company has continued to have favorable claims experience for the June 2002 to June 2003 policy year, the Company currently expects the trend for the current policy year to continue into 2004.

With the expected range of fourth quarter 2003 earnings, earnings per share diluted for all of 2003 are anticipated to total from $1.52 to $1.54 per share diluted. The Company intends to announce fourth quarter and full year 2003 results on a conference call scheduled for February 3, 2004 upon substantial completion of the Company's year-end audit. The Company also expects to provide 2004 earnings guidance at that time, after evaluating the implications of these issues on our 2004 forecasts since those forecasts were substantially developed prior to this information being available.

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Michael Gray, President and Chief Executive Officer of the Company, said "We remain committed to steps we previously outlined to manage the volatility in the cost of raw product in our fresh-cut division. We will continue to review our supply policies and other steps we can take to reduce our exposure in this area. In addition, the measures we have underway to increase the operational efficiency of our fresh-cut division in 2004 are expected to alleviate some of that division's margin pressures. While 2003 represented an unprecedented year in terms of raw product issues, given the extent of the impact of the volatility of raw product costs on our operating margins, we will assess the continuing impact of these factors on our expected results for 2004."

Mr. Gray continued, "Although the expected 7% to 8% increase in anticipated earnings per share for 2003 did not meet our expectations, the strength of our business is demonstrated by our ability to increase sales throughout all of our divisions in a challenging environment. In one year we experienced unprecedented increases in raw produce markets, grocery store strikes, productivity issues tied to increased customer demand, a labor dispute with a portion of our driver workforce, significant increases in beef costs and then mad cow disease. We are working our way through these challenges and we will be a stronger, more productive company. As the economy improves and we put these operational challenges behind us, we expect to be able to demonstrate solid earnings growth in 2004 and beyond."

A real-time webcast of a conference call discussing these preliminary results will be conducted online at www.pfgc.com on January 22, 2004 at 11:00 am (Eastern Time). A replay of the webcast will be available approximately one hour after the call.

Performance Food Group markets and distributes more than 61,000 national and private label food and food-related products to approximately 46,000 restaurants, hotels, cafeterias, schools, healthcare facilities and other institutions. Our Fresh Express line is the industry leader and pioneer of fresh packaged salads. For more information on Performance Food Group, visit www.pfgc.com.

The after tax effect of the expenses described above is calculated by reducing the estimated amount of the expenses by the related effect based on the Company's estimated tax rate of 38%.

Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties and are based on current expectations and management's estimates; actual results may differ materially. The risks and uncertainties which could impact these statements include, but are not limited to, general economic conditions; the relatively low margins and economic sensitivity of the foodservice business; the Company's reliance on major customers; the ability to identify and successfully complete acquisitions of other foodservice distributors; the Company's ability to successfully develop, market and meet demand for new products; the Company's ability to realize benefits from additional processing capacity; management of the Company's planned growth; and the effect of the Company's identification of certain accounting errors on its anticipated results of operations, all as detailed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

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